Exhibit 99.2

Ascendis Pharma A/S

Tuborg Boulevard 5

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Annual Report 2017

Adopted at the Annual General Meeting of Shareholders on                     , 2018.

Lars Lüthjohan Jensen

Chairman of the General Meeting

2

Contents

Company Information	3

Statement by Management on the Annual Report	4

Independent Auditor’s Reports	5

Management Commentary	8

Statements of Profit or Loss and Other Comprehensive Income	16

Statements of Financial Position	17

Statements of Changes in Equity – Consolidated	18

Statements of Changes in Equity – Parent Company	19

Cash Flow Statements	20

Notes to the Financial Statements	21

Company Information	3

Company Information

Ascendis Pharma A/S

Tuborg Boulevard 5

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Registered in: Gentofte

Phone: +45 70 22 22 44

Internet: www.ascendispharma.com

E-mail: info@ascendispharma.com

Board of Directors

Michael Wolff Jensen, Chairman

Albert Cha

James I. Healy

Jan Møller Mikkelsen

Martin Olin

Jonathan T. Silverstein

Birgitte Volck

Lisa Jane Morrison

Executive Board

Jan Møller Mikkelsen, Chief Executive Officer

Scott Thomas Smith, Chief Financial Officer

External Auditors

Deloitte Statsautoriseret Revisionspartnerselskab

Weidekampsgade 6

DK-0900 Copenhagen C

Statement by Management on the Annual Report	4

Statement by Management on the Annual Report

The Board of Directors and the Executive Board have today considered and approved the annual report of Ascendis Pharma A/S for the financial year January 1 to December 31, 2017.

The annual report is presented in accordance with the International Financial Reporting Standards, IFRS, as adopted by the EU and disclosure requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2017 and of their financial performance and cash flows for the financial year January 1 to December 31, 2017.

We believe that the management commentary contains a fair review of the affairs and conditions referred to therein.

We recommend the annual report for adoption at the Annual General Meeting.

Hellerup, March 28, 2018

Executive Board

Jan Møller Mikkelsen	Scott Thomas Smith
Chief Executive Officer	Chief Financial Officer

Board of Directors

Michael Wolff Jensen Chairman	Albert Cha	James I. Healy

Jan Møller Mikkelsen	Martin Olin	Jonathan T. Silverstein

Birgitte Volck	Lisa Jane Morrison

Independent Auditor’s Reports	5

Independent Auditor’s Reports

To the Shareholders of Ascendis Pharma A/S

Opinion

We have audited the consolidated financial statements and the parent financial statements of Ascendis Pharma A/S for the financial year January 1 to December 31, 2017, which comprise the income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and notes, including a summary of significant accounting policies, for the Group as well as for the Parent. The consolidated financial statements and the parent financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2017, and of the results of their operations and cash flows for the financial year January 1 to December 31, 2017 in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements section of this auditor’s report. We are independent of the Group in accordance with the International Ethics Standards Board of Accountants’ Code of Ethics for Professional Accountants (IESBA Code) and the additional requirements applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Statement on the Management Commentary

Management is responsible for the management commentary.

Our opinion on the consolidated financial statements and the parent financial statements does not cover the management commentary, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements and the parent financial statements, our responsibility is to read the management commentary and, in doing so, consider whether the management commentary is materially inconsistent with the consolidated financial statements and the parent financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

Moreover, it is our responsibility to consider whether the management commentary provides the information required under the Danish Financial Statements Act.

Based on the work we have performed, we conclude that the management commentary is in accordance with the consolidated financial statements and the parent financial statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstatement of the management commentary.

Independent Auditor’s Reports	6

Management’s Responsibilities for the Consolidated Financial Statements and the Parent Financial Statements

Management is responsible for the preparation of consolidated financial statements and parent financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements and the parent financial statements, Management is responsible for assessing the Group’s and the Parent’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern, and for using the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements unless Management either intends to liquidate the Group or the Entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements and the Parent Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and these parent financial statements.

As part of an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements and the parent financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•	Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements and the parent financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and the Entity to cease to continue as a going concern.

Independent Auditor’s Reports	7

•	Evaluate the overall presentation, structure and content of the consolidated financial statements and the parent financial statements, including the disclosures in the notes, and whether the consolidated financial statements and the parent financial statements represent the underlying transactions and events in a manner that gives a true and fair view.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Copenhagen, March 28, 2018

Deloitte

Statsautoriseret Revisionspartnerselskab

Business Registration No 33 96 35 56

Henrik Hjort Kjelgaard	Max Damborg
State-Authorised	State-Authorised
Public Accountant	Public Accountant
MNE no 29484	MNE no 33772

Financial Statements	8

Management Commentary

Group Chart

Consolidated Key Figures

	2017	2016	2015	2014	2013
		EUR’000
Revenue	1,530	4,606	8,118	13,983	20,408
Operating Profit / (Loss)	(111,541)	(72,920)	(41,825)	(11,989)	5,279
Finance Income / (Expenses)	(12,833)	4,188	8,251	1,649	(574)
Profit / (Loss) for the Year	(123,897)	(68,505)	(32,922)	(9,658)	4,079
Cash and Cash Equivalents	195,351	180,329	119,649	50,167	19,430
Total Assets	210,979	190,071	131,774	58,671	26,700
Equity	187,211	176,613	120,329	45,810	6,301
Investment in Property, Plant & Equipment	941	672	1,039	405	1,195
Return on Equity (%)	(68.1)	(46.1)	(39.6)	(37.1)	103.8
Equity Ratio (%)	88.7	92.9	91.3	78.1	23.6

Primary Activity

Ascendis Pharma A/S together with its subsidiaries (“the Group”) is a clinical stage biopharmaceutical company applying our innovative TransCon technology to build a leading, fully integrated rare disease company. We are developing a pipeline of prodrug therapies with potential best-in-class profiles to address significant unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon technology with clinically validated parent drugs.

Our TransCon technology enables us to create long-acting prodrug therapies with potentially significant advantages over existing marketed drug products. Our TransCon technology transiently links an unmodified parent drug to a TransCon carrier via our proprietary TransCon linkers. Our TransCon linkers predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, supporting administration frequencies from daily up to half-yearly. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies.

Financial Statements	9

During the year, the Group has increased its number of employees to 137 compared to 101 at the end of 2016. In order to attract and maintain highly skilled managers and employees, the Group offers a competitive remuneration package and participation in the Group’s warrant programs.

Development in Activities and Finances - Consolidated

Our most advanced product candidate, TransCon Growth Hormone, or TransCon GH, is in development as a once-weekly therapy to treat growth hormone deficiency, or GHD, and other indications. In January 2018, we completed enrollment in the pivotal phase 3 trial of TransCon GH, the global heiGHt Trial, in children with GHD. We anticipate top-line data from the ongoing heiGHt Trial in the first quarter of 2019. We believe that TransCon GH may offer a once-weekly therapy for pediatric growth hormone deficiency with comparable safety, efficacy and tolerability as currently approved daily recombinant human growth hormone, known as rhGH or GH. Clinical trials of TransCon GH have demonstrated a comparable efficacy, safety, tolerability and immunogenic profile to that of daily growth hormone. If approved, TransCon GH may reduce the burden of daily treatment by requiring significantly fewer injections, which may improve compliance and treatment outcomes.

We are also using our TransCon technology platform to develop TransCon PTH, which is designed as a once-daily long-acting injectable prodrug of parathyroid hormone, or PTH, as a potential treatment for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We initiated a Phase 1 trial in healthy subjects in September 2017 and results from the ongoing study have reinforced findings from our preclinical research supporting the target product profile for this candidate. We believe our TransCon PTH may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to fully address all aspects of the disease more than standard of care or currently approved therapies.

We are also developing TransCon CNP, for the treatment of achondroplasia, the most common form of dwarfism. Currently, there are no medical therapies for achondroplasia approved by the U.S. Food and Drug Administration, or FDA. TransCon CNP utilizes our TransCon technology platform to deliver a C-type natriuretic peptide, or CNP, analogue for potential treatment of achondroplasia. CNP as a therapeutic approach is supported by extensive preclinical and clinical data. In December 2017, we initiated regulatory filings in Australia to support a Phase 1 clinical trial in healthy subjects.

In addition to our wholly owned candidates in rare endocrine disorders, we have developed a pipeline of sustained release prodrug product candidates through strategic collaborations. These include TransCon anti-VEGF in the field of ophthalmology, which is partnered with Genentech, and the TransCon peptide program for treatment of diabetes, which is partnered with Sanofi.

We maintain an intellectual property portfolio comprising approximately 103 issued patents and approximately 203 patent applications as of December 31, 2017, with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates, including a product-specific device and core TransCon technology. In addition, each of our collaboration partners has granted us rights that enable us to freely commercialize all improvements to the TransCon technology developed by our collaboration partners outside of the field identified in their respective collaboration agreements. We hold worldwide rights to our TransCon technology and have no third-party royalty or milestone payment obligations with respect to our TransCon technology or any of our product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, each of our product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Financial Statements	10

Revenue

Consolidated revenue for the year ended December 31, 2017 was €1.5 million, a decrease of €3.1 million, or 67%, compared to €4.6 million for the year ended December 31, 2016. This change was due to a decrease of €3.0 million in license income, as the recognition of deferred income under our initial collaboration with Genentech had been completed by the end of 2016, and a decrease of €0.1 million in revenue from rendering of services under the same collaboration, due to fewer services rendered by us.

As of December 31, 2017, we had no deferred income arising from collaboration agreements compared to €0.1 million as of December 31, 2016. This deferred income is recognized as revenue as we and our collaboration partners advance the projects that are subject to our collaborations.

Research and Development Costs

Consolidated research and development costs were €99.6 million for the year ended December 31, 2017, an increase of €33.6 million, or 51%, compared to €66.0 million for the year ended December 31, 2016. This change was primarily attributable to a €12.5 million increase in external development costs related to our ongoing pivotal global Phase 3 heiGHt study of TransCon hGH and related manufacturing costs for this product candidate, including development of the auto-injector to facilitate the administration of TransCon hGH by patients. External development costs to TransCon PTH and TransCon CNP increased by €7.4 million and €5.2 million, respectively, reflecting the continued development and progress with these two product candidates, including initiation of a Phase 1 study with TransCon PTH in September 2017. Other research and development costs increased by €8.5 million, primarily driven by an increase in personnel costs of €6.5 million and travel expenses of €0.7 million due to an increase in the number of employees in research and development functions, but also a €0.6 million increase in consultancy costs. General costs, such as rent and facility costs, IT costs and depreciation increased by €0.7 million. Research and development costs included non-cash share-based payment of €4.8 million for the year ended December 31, 2017, compared to €3.7 million for the year ended December 31, 2016.

General and Administrative Expenses

Consolidated general and administrative expenses were €13.5 million for the year ended December 31, 2017, an increase of €2.0 million, or 17%, compared to €11.5 million for the year ended December 31, 2016. The increase is primarily due to an increase in personnel costs of €1.6 million, primarily related to non-cash share-based compensation and an increase in investor relations, travel and other costs. General and administrative expenses included non-cash share-based payment of €4.9 million for the year ended December 31, 2017, compared to €3.6 million for the year ended December 31, 2016.

Finance Income and Finance Expenses

Consolidated finance income was €0.9 million for the year ended December 31, 2017, a decrease of €6.4 million compared to €7.3 million for the year ended December 31, 2016. Finance expenses were €13.8 million for the year ended December 31, 2017, an increase of €10.7 million compared to €3.1 million for the year ended December 31, 2016. The €17.0 million increase in net finance expenses was due to negative exchange rate fluctuations, primarily between the U.S. Dollar and Euro in 2017, whereas the U.S. Dollar strengthened against the Euro during the year ended December 31, 2016. The impact of exchange rate fluctuations is primarily related to our cash position in U.S. Dollar. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions. We did not hold interest-bearing debt for any of the periods presented.

Financial Statements	11

Tax on Result for the Year

Consolidated tax for the year ended December 31, 2017 was a net tax credit of €0.5 million, compared to a net tax credit of €0.2 million for the year ended December 31, 2016. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2017, the jointly taxed Danish entities had a tax loss, and accordingly, were entitled to a tax refund of approximately €0.7 million. The tax for the year ended December 31, 2017 further comprised a tax provision of €0.3 million related to our subsidiary in Germany and a net tax credit of €0.1 million related to our subsidiary in the United States.

At December 31, 2017 and 2016, we had net deferred tax assets of €52.7 million and €27.5 million, respectively, which were not recognized in the consolidated statement of financial position due to uncertainties relating to the future utilization. The increase in the unrecognized deferred tax asset can primarily be attributed to an increase in tax losses carried forward. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Result for the Year

Consolidated net loss for the year ended December 31, 2017 was €123.9 million, or €3.68 per share (basic and diluted), compared to a consolidated net loss of €68.5 million, or €2.58 per share (basic and diluted) for the year ended December 31, 2016. The results are in line with Management’s expectations based on the level of activity during the year.

Cash flows from / (used in) Operating Activities

Consolidated Cash flows used in operating activities for the year ended December 31, 2017 was €95.1 million compared to €60.2 million for the year ended December 31, 2016. The net loss for the year ended December 31, 2017 of €123.9 million was adjusted by non-cash charges of €0.7 million for depreciation and €9.7 million for share-based payments. Net finance expenses, primarily comprising exchange rate adjustments, of €12.8 million and net tax credits of €0.5 million, were reversed. The net change in working capital contributed positively to cash flow by €5.0 million, primarily comprising a €10.8 million increase in trade payables and other payables, partly offset by an increase in prepayments of €4.9 million. The changes in deposits, trade receivables, other receivables and deferred income contributed negatively to cash flow by a total of €0.9 million. We received income taxes of €0.2 million and net interest income of €0.8 million for the year ended December 31, 2017.

Cash Flows used in Investing Activities

Consolidated cash flows used in investing activities for the year ended December 31, 2017 of €0.9 million was related to the acquisition of property, plant and equipment, primarily for use in the laboratories of our German facility.

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2017 of €124.7 million were related to our follow on offering completed in October 2017 in which we raised net proceeds of €123.1 million, and warrant exercises in March, August, September, November and December 2017 in which we received €1.6 million.

Financial Statements	12

Development in Activities and Finances – Parent Company

The Parent Company generated revenue for the year ended December 31, 2017 of €21.1 million compared to €15.4 million for the year ended December 31, 2016. The change was primarily driven by an increase of €4.3 million in services rendered to our subsidiaries and an increase in license income from our subsidiaries of €1.4 million.

Research and development costs in the Parent Company were €32.0 million for the year ended December 31, 2017, an increase of €6.4 million, or 24%, compared to €25.6 million for the year ended December 31, 2016. This change was primarily attributable to an increase of €2.2 million in purchases from our subsidiaries and an increase of €3.3 million in personnel costs due to an increase in the number of employees in research and development functions. General costs such as travel, rent and facility costs, supplies, and consultancy services allocated to research and development increased by €1.8 million, whereas project related costs decreased by €0.9 million.

General and administrative expenses in the Parent Company were €12.4 million for the year ended December 31, 2017, an increase of €2.0 million, or 18%, compared to €10.4 million for the year ended December 31, 2016. This change was primarily attributable to an increase of €1.7 million in personnel costs due to an increase in the number of employees in general and administration functions. General costs such as travel, rent and facility costs, supplies and insurances increased by €0.3 million.

Finance income in the Parent Company decreased by €4.1 million to €4.6 million for the year ended December 31, 2017 compared to €8.7 million for the year ended December 31, 2016. Finance expenses in the Parent Company increased by €10.1 million to €13.2 million for the year ended December 31, 2017 compared to €3.1 million for the year ended December 31, 2016. Net finance expenses in the Parent Company was €8.6 million for the year ended December 31, 2017, a decrease of €14.2 million compared to net finance income of €5.6 million for the year ended December 31, 2016. The decrease was primarily due to significant negative exchange rate fluctuations primarily between the U.S. Dollar and Euro during the year ended December 31, 2017 partly offset by an increase in interest income.

The Parent Company realized a net loss for the year ended December 31, 2017 of €31.1 million, or €0.93 per share (basic and diluted), compared to a net loss of €14.3 million, or €0.54 per share (basic and diluted) for the year ended December 31, 2016. The results are in line with Management’s expectations based on the level of activity during the year.

Parent Company cash flows used in operating activities for the year ended December 31, 2017 was €99.5 million compared to €64.6 million for the year ended December 31, 2016. The net loss for the year ended December 31, 2017 of €31.1 million, was adjusted by non-cash charges of €0.3 million for depreciation and €6.7 million for share-based payment. Further, net finance expenses, primarily comprising exchange rate adjustments of €8.6 million, and net tax income of €0.7 million, were reversed. The net change in working capital of €84.8 million primarily comprised a €95.3 million increase in receivables from group enterprises, partly offset by a €8.7 million increase in trade payables and other payables and a €2.3 million increase in payables to group enterprises. Other elements of the working capital contributed negatively by a net amount of €0.5 million. We received income taxes of €0.7 million and net interest income of €0.8 million for the year ended December 31, 2017.

Parent Company cash flows used in investing activities for the year ended December 31, 2017 of €0.1 million was related to the acquisition of equipment.

Financial Statements	13

Parent Company cash flows from financing activities for the year ended December 31, 2017 of €124.7 million were related to our follow on offering completed in October 2017 in which we raised net proceeds of €123.1 million, and warrant exercises during 2017 in which we received €1.6 million.

Capital Resources and Going Concern

As of December 31, 2017, the Group had cash and cash equivalents totaling €195.4 million. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not have any debt to third parties.

On February 2, 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or €101.4 million at such date) after deducting underwriting commissions and offering expenses. On October 24, 2016, we completed a follow-on public offering of ADSs, with net proceeds of $111.7 million (or €102.6 million), after deducting underwriters’ commissions and offering expenses. On November 2, 2016, we completed the partial exercise of the underwriters’ option to purchase additional ADSs, with net proceeds of $15.4 million (or €14.0 million) after deducting underwriters’ commissions and offering expenses payable by us. On September 29, 2017, we completed a follow-on public offering of ADSs, with net proceeds of $126.2 million (or €106.9 million), after deducting underwriters’ commissions and offering expenses. On October 5, 2017, we completed the exercise in full of the underwriters’ option to purchase additional ADSs, with net proceeds of $19.0 million (or €16.2 million), after deducting underwriters’ commissions and offering expenses. On February 21, 2018, subsequent to year-end, we completed a follow-on public offering of ADSs, with net proceeds of $210.8 million (or €171.2 million), after deducting underwriters’ commissions and estimated offering expenses. On February 22, 2018, we completed the exercise in full of the underwriters’ option to purchase additional ADSs, with net proceeds of $31.7 million (or €27.4 million) after deducting underwriters’ commissions and estimated offering expenses payable by us.

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, we continue to adopt the going concern basis of accounting in preparing the financial statements.

Uncertainty Relating to Recognition and Measurement

When preparing the Group’s annual report, it is necessary that Management, in accordance with legislative provisions, makes a number of accounting judgments and estimates which form the basis for the annual report. The accounting judgments and estimates made by Management are described in Note 3, Critical Accounting Judgments and Key Sources of Estimation Uncertainty, to which we refer.

Unusual Circumstances

The Group’s financial statements for 2017 are not affected by any unusual circumstances.

Financial Statements	14

Particular Risks

Business Risks

The Group is exposed to certain risks that are common across the biopharmaceutical industry, including but not limited to risks that pertain to research and development, regulatory approval, commercialization, intellectual property rights and access to financing, and some risks that are specific to the Group’s development programs and technology platforms. Some of these risks may significantly affect the Group’s ability to execute its strategy and in order to mitigate such risks, the Group has identified and categorized these risks as critical risks and has a program in place to ensure proactive identification, management and mitigation of such risks.

Financial Exposure

The Group conducts its business across the world and has suppliers in many countries. The Group conducts its business in various currencies, including EUR, USD, GBP and DKK, and is therefore subject to risks arising from fluctuations in currency rates. Exchange rate exposures are managed through maintaining positions in the various currencies used in our operations and managing payments from the most appropriate positions.

As the Group is financed through equity and has no external debt, the risk arising from fluctuations in interest rates is significantly lower compared to companies carrying large interest-bearing debt.

While the concentration of credit risk is significant, we consider the credit risk for each of our individual customers to be low. The credit risk on cash and cash equivalents is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. To spread our credit risk, we deposit our cash reserves with several banks.

Intellectual Capital Resources

The Group is highly dependent on the skills and capabilities of its employees. Employees are considered one of the most important resources of the Group and Management strives to attract and retain the most qualified employees to ensure continued development of the Group’s technologies and application of these technologies towards improvement of existing treatments for significant disease areas.

The skills, knowledge, experience and motivation of the Group’s employees are essential to the continued development and success of the companies within the Group. The employees of the Group are highly educated and many have extensive experience within the biopharmaceutical industry and in the development of pharmaceutical products. Management puts great efforts into organizing the highly skilled employees into effective teams across the Group’s geographical locations to take advantage of knowledge and experiences across the various business areas.

Environmental Performance

The Group’s research and development activities are carried out in modern laboratories in our facilities in Heidelberg, Germany. Management has a high focus on the potential environmental impact from the laboratories and has taken all reasonable precautions to minimize any negative consequences to the environment.

Financial Statements	15

Events after the Balance Sheet Date

On February 21, 2018, the Company entered into an underwriting agreement with J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell 3,947,368 ADSs to the Underwriters (the “February 2018 Offering”). The ADSs were sold at a public offering price of $57.00 per ADS, and were purchased by the Underwriters from the Company at a price of $53.58 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters the right, for 30 days, to purchase from the Company up to 592,105 additional ADSs at the public offering price, less the underwriting commissions. On February 22, 2018, the Underwriters exercised their option to purchase the additional 592,105 ADSs in full.

On February 26, 2018, the February 2018 Offering closed and the Company completed the sale and issuance of an aggregate of 4,539,473 ADSs. The Company received net proceeds from the February 2018 Offering of approximately $242.5 million, or €196.8 million at the date of closing, after deducting the Underwriters’ commissions and the Company’s estimated offering expenses.

No other events have occurred after the balance sheet date that would influence the evaluation of the annual report.

Outlook

The Group is a clinical stage biopharmaceutical company. Our revenue has been primarily generated through collaboration agreements under which we have received up-front technology licensing fees, payments for the sale of certain intellectual property rights and payments we receive for services rendered to our collaboration partners and other biopharmaceutical companies. Revenue generated from existing or new collaborations may fluctuate significantly over time.

We expect that our operating expenses may increase over the next several years as we expand our research and development efforts and operate as a public company. Even if we receive milestone payments from our current or future collaboration partners, we may incur substantial operating losses for the foreseeable future as we execute our operating plan. Additionally, we cannot be certain that we will receive any potential milestones under our agreements with our collaboration partners. Even if we receive milestone payments or royalty payments from our current or future collaboration partners, we may not be able to achieve or sustain profitability. For example, our receipt of milestone payments or up-front payments from our current and potential collaboration partners may not result in the recognition of revenue in the period received, as we may be required to defer the revenue recognition of such payments over time, and depending upon such requirements and the period of recognition, we may still incur losses even after the receipt of such payments. Therefore, we expect that we may incur significant losses in the future. Possible future losses would have an adverse effect on our shareholders’ equity. Further, the net losses or net income we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a reliable indication of our future performance.

Financial Statements	16

Statements of Profit or Loss and Other Comprehensive Income

for the Years Ended December 31

		Consolidated		Parent
	Notes	2017	2016	2017	2016
			(EUR’000)
Revenue	4,5	1,530	4,606	21,096	15,434
Research and development costs	6	(99,589)	(66,022)	(32,021)	(25,634)
General and administrative expenses	6	(13,482)	(11,504)	(12,365)	(10,423)

Operating profit/(loss)		(111,541)	(72,920)	(23,290)	(20,623)
Finance income	7	923	7,300	4,579	8,718
Finance expenses	7	(13,756)	(3,112)	(13,160)	(3,137)

Profit/(loss) before tax		(124,374)	(68,732)	(31,871)	(15,042)
Tax on profit/(loss) for the year	8	477	227	739	752

Net profit/(loss) for the year		(123,897)	(68,505)	(31,132)	(14,290)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		65	6	—	—

Other comprehensive income/(loss) for the year, net of tax		65	6	—	—

Total comprehensive income/(loss) for the year, net of tax		(123,832)	(68,499)	(31,132)	(14,290)

Profit/(loss) for the year attributable to owners of the Company		(123,897)	(68,505)	(31,132)	(14,290)
Total comprehensive income/(loss) for the year attributable to owners of the Company		(123.832)	(68,499)	(31,132)	(14,290)
Basic and diluted earnings/(loss) per share		(3.68)	(2.58)	(0.93)	(0.54)

Number of shares used for calculation (basic and diluted) (1)		33,626,305	26,564,414	33,626,305	26,564,414

(1)	A total of 4,621,154 warrants outstanding as of December 31, 2017 (a total of 3,691,765 warrants outstanding as of December 31, 2016) can potentially dilute earnings per share in the future, but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

Financial Statements	17

Statements of Financial Position as of December 31

		Consolidated		Parent
	Notes	2017	2016	2017	2016
			(EUR’000)
Assets
Non-current assets
Intangible assets	9	3,495	3,495	—	188
Property, plant and equipment	10	2,557	2,350	337	305
Investments in group enterprises	11	—	—	15,132	12,160
Receivables from group enterprises		—	—	207,339	108,119
Deposits		293	268	133	101

		6,345	6,113	222,941	120,873

Current assets
Trade receivables		188	287	—	—
Receivables from group enterprises		—	—	—	252
Other receivables		1,410	640	627	375
Prepayments		6,907	1,962	242	213
Income taxes receivable		778	740	740	740
Cash and cash equivalents		195,351	180,329	181,540	169,326

		204,634	183,958	183,149	170,906

Total assets		210,979	190,071	406,090	291,779

Equity and liabilities
Equity
Share capital	12	4,967	4,354	4,967	4,354
Distributable equity	13	182,244	172,259	370,681	267,996

Total equity		187,211	176,613	375,648	272,350

Current liabilities
Trade payables and other payables		23,768	13,078	19,607	10,903
Payables to group enterprises		—	—	10,445	7,971
Deferred income	14	—	94	390	555
Income taxes payable		—	286	—	—

		23,768	13,458	30,442	19,429

Total liabilities		23,768	13,458	30,442	19,429

Total equity and liabilities		210,979	190,071	406,090	291,779

Notes
General Information	1
Summary of Significant Accounting policies	2
Critical Accounting Judgments and Key Sources of Estimation Uncertainty	3
Commitments and contingencies	15
Financial Risk Management and Financial Instruments	16
Related Party Transactions	17
Ownership	18
Subsequent Events	19

Financial Statements	18

Statements of Changes in Equity – Consolidated as of December 31

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share- based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at December 31, 2015	3,374	182,085	(85)	5,763	(70,808)	120,329

Profit/(loss) for the year	—	—	—	—	(68,505)	(68,505)
Other comprehensive income/(loss), net of tax	—	—	6	—	—	6

Total comprehensive income/(loss)	—		6	—	(68,505)	(68,499)
Share-based payment (Note 6)	—	—	—	7,321	—	7,321
Capital increase	980	124,986	—	—	—	125,966
Cost of capital increase	—	(8,504)	—	—		(8,504)

Equity at December 31, 2016	4,354	298,567	(79)	13,084	(139,313)	176,613

Profit/(loss) for the year	—	—	—	—	(123.897)	(123,897)
Other comprehensive income/(loss), net of tax	—	—	65	—	—	65

Total comprehensive income/(loss)	—	—	65	—	(123,897)	(123,832)
Share-based payment (Note 6)	—	—	—	9,709	—	9,709
Capital increase	613	132,496	—	—		133,109
Cost of capital increase	—	(8,388)	—			(8,388)

Equity at December 31, 2017	4,967	422,675	(14)	22,793	(263,210)	187,211

Financial Statements	19

Statements of Changes in Equity – Parent Company as of December 31

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at December 31, 2015	3,374	182,085	(53)	5,763	(29,312)	161,857

Profit/(loss) for the year	—	—	—	—	(14,290)	(14,290)
Other comprehensive income/(loss), net of tax	—	—	—	—	—	—

Total comprehensive income/(loss)	—	—	—	—	(14,290)	(14,290)
Share-based payment (Note 6)	—	—	—	7,321	—	7,321
Capital increase	980	124,986	—	—	—	125,966
Cost of capital increase	—	(8,504)	—	—		(8,504)

Equity at December 31, 2016	4,354	298,567	(53)	13,084	(43,602)	272,350

Profit/(loss) for the year	—	—	—	—	(31,132)	(31,132)
Other comprehensive income/(loss), net of tax	—	—	—	—	—	—

Total comprehensive income/(loss)	—	—	—	—	(31,132)	(31,132)
Share-based payment (Note 6)	—	—	—	9,709	—	9,709
Capital increase	613	132,496	—	—		133,109
Cost of capital increase	—	(8,388)	—			(8,388)

Equity at December 31, 2017	4,967	422,675	(53)	22,793	(74,734)	375,648

Financial Statements	20

Cash Flow Statements for the Year Ended December 31

	Consolidated		Parent
	2017	2016	2017	2016
		(EUR’000)
Operating activities
Net profit/(loss) for the year	(123,897)	(68,505)	(31,132)	(14,290)
Reversal of finance income	(923)	(7,300)	(4,579)	(8,718)
Reversal of finance expenses	13,756	3,112	13,160	3,137
Reversal of tax charge	(477)	(227)	(739)	(752)
Adjustments for:
Share-based payment	9,709	7,321	6,673	5,175
Depreciation and amortization	734	677	280	265
Changes in working capital:
Deposits	(25)	2	(32)	33
Trade receivables	99	777	—	59
Receivables from group enterprises	—	—	(95,308)	(55,583)
Other receivables	(770)	(302)	(252)	(202)
Prepayments	(4,945)	1,857	(29)	(75)
Trade payables and other payables	10,755	4,711	8,704	6,202
Payables to group enterprises	—	—	2,323	(1,094)
Deferred income	(94)	(2,978)	(165)	330

Cash flows generated from/(used in) operations	(96,078)	(60,855)	(101,096)	(65,513)

Finance income received	923	123	919	123
Finance expenses paid	(97)	(5)	(89)	(4)
Income taxes received / (paid)	153	558	740	800

Cash flows from/(used in) operating activities	(95,099)	(60,179)	(99,526)	(64,594)

Investing activities
Acquisition of property, plant and equipment	(941)	(672)	(124)	(124)

Cash flows used in investing activities	(941)	(672)	(124)	(124)

Financing activities
Capital increase	133,109	125,966	133,109	125,966
Cost of capital increase	(8,388)	(8,504)	(8,388)	(8,504)

Cash flows from/(used in) financing activities	124,721	117,462	124,721	117,462

Increase/(decrease) in cash and cash equivalents	28,681	56,611	25,071	52,744

Cash and cash equivalents at January 1	180,329	119,649	169,326	112,743
Effect of exchange rate changes on balances held In foreign currencies	(13,659)	4,069	(12,857)	3,839

Cash and cash equivalents at December 31	195,351	180,329	181,540	169,326

Notes to the Financial Statements	21

Notes to the Financial Statements

Note 1 – General Information

Ascendis Pharma A/S, together with its subsidiaries, is a clinical stage biopharmaceutical company utilizing its TransCon technology to address significant unmet medical needs in rare diseases by improving clinically validated parent drugs and creating therapies with potential for best-in-class efficacy, safety and/or convenience. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The NASDAQ Global Select Market.

The Company’s Board of Directors approved these consolidated financial statements and the parent financial statements on March 28, 2018.

Note 2 – Summary of Significant Accounting Policies

Basis of Preparation

The consolidated financial statements of the Group and the financial statements of the Parent Company are presented in Euros and are prepared in accordance with the International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB and as adopted by the European Union, or EU. The financial statements include additional disclosures for reporting class C medium sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

The accounting policies applied when preparing the consolidated financial statements and parent financial statements are described in detail below. Unless otherwise stated, these policies have been applied consistently to all years presented. Significant accounting estimates used when exercising the accounting policies are described in Note 3.

Changes in Accounting Policies

The accounting policies are consistent with those of the previous year.

The consolidated financial statements and the parent financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

The presentation of the statement of changes in equity has been changed. In order to present share premium arising from the Company’s capital increases separately from earnings, the balance of ‘retained earnings’ has been divided into ‘share premium’ and ‘accumulated deficit’ in the statement of changes in equity.

Notes to the Financial Statements	22

Going Concern

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company and the Group has adequate resources to continue in operational existence for the foreseeable future. Thus we continue to adopt the going concern basis of accounting in preparing the financial statements.

Recognition and Measurement

Assets are recognized in the statement of financial position when it is probable, as a result of a prior event, that future economic benefits will flow to us and the value of the asset can be measured reliably.

Liabilities are recognized in the statement of financial position when we have a legal or constructive obligation as a result of a prior event, and it is probable that future economic benefits will flow from us and the value of the liability can be measured reliably.

On initial recognition, assets and liabilities are measured at cost or at fair value, depending on the classification of the items. Measurement subsequent to initial recognition is affected as described below for each financial statement item. Anticipated risks and losses that arise before the time of presentation of the annual report and that confirm or invalidate affairs and conditions existing at the statement of financial position date are considered at the time of recognition and measurement.

Income is recognized in the statement of profit or loss when earned, whereas costs are recognized by the amounts attributable to the financial year.

Basis of Consolidation

The consolidated financial statements include our Parent Company, Ascendis Pharma A/S, and all entities over which the Parent Company has control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to control those returns through our power over the entity. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the entities listed in Note 11.

Consolidation Principles

Our subsidiaries are fully consolidated from the date upon which control is transferred to us. They are deconsolidated from the date control ceases.

When necessary, adjustments are made to the financial statements of our subsidiaries to conform their accounting policies to our accounting policies. All intra-company assets and liabilities, equity, income, expenses and cash flows relating to transactions between our group enterprises are eliminated in full upon consolidation.

Foreign Currency

On initial recognition, transactions in currencies other than an individual company’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the balance sheet date are translated using the exchange rate in effect at the balance sheet date.

Exchange differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the balance sheet date, are recognized in profit or loss as financial income or financial expenses.

Notes to the Financial Statements	23

Property, plant and equipment, intangible assets, inventories and other non-monetary assets purchased in foreign currencies and measured on the basis of historical cost are translated at the transaction date exchange rate.

When subsidiaries that present their financial statements in a functional currency other than EUR are recognized in the consolidated financial statements, the statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the balance sheet date. Goodwill is considered as belonging to the relevant enterprise acquired and is translated using the exchange rate at the balance sheet date. Exchange differences arising out of the translation of foreign entities’ balance sheet items at the beginning of the year using the balance sheet date exchange rates as well as out of the translation of statements of profit or loss from average rates to the exchange rates at the balance sheet date are recognized in other comprehensive income. Similarly, exchange differences arising out of changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Business Combinations

Newly acquired or newly established subsidiaries are recognized in the consolidated financial statements from the time of acquiring or establishing such enterprises. Time of acquisition is the date on which control of the enterprise is actually acquired.

When acquiring new enterprises over which we obtain control, the acquisition method is applied. Under this method, we identify assets, liabilities and contingent liabilities of these enterprises and measure them at fair value at the acquisition date. Restructuring costs are only recognized in the pre-acquisition balance sheet if they constitute a liability of the acquired enterprise. Allowance is made for the tax effect of the adjustments made.

The acquisition consideration for an enterprise consists of the fair value of the consideration paid for the acquired enterprise. If the final determination of the consideration is conditional upon one or several future events, they are recognized at fair value thereof at the time of acquisition. Costs that are attributable to the acquisition of the enterprise are recognized in profit or loss when incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired are all recorded as goodwill.

Revenue

Our revenue currently comprises up-front payments and service fees from research, development and commercialization agreements. Our collaboration agreements comprise elements of up-front license fees, milestone payments based on development and sales and royalties based on product sales. In addition, our collaboration agreements contemplate our involvement in the ongoing research and development of our partnered product candidates, for which we are separately remunerated for the services we render.

As a general principle, revenue is recognized when it is probable that future economic benefits will flow to us and these benefits can be measured reliably. Further, revenue recognition requires that all significant risks and rewards of ownership of the goods or services included in the transaction have been transferred to the buyer, and that we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods or services sold.

Notes to the Financial Statements	24

Collaboration agreements which contain multiple activities are only separated into individual units of accounting if they constitute a separate earnings process. If multiple activities or rights are not separable, they are combined into a single unit of accounting, and recognized over the period of continued involvement; i.e. the period where we are actively involved in development and deliver significant services to the collaboration partner. If multiple activities or rights are separable, each separate component is accounted for after considering the specific nature of the element and the underlying activities to which earnings process relates. For the two years ended December 31, 2017 and 2016, the collaboration agreements entered into by the Company did not meet the criteria for separation, and all arrangements were accounted for as a single unit of accounting. Accordingly, the up-front license payments have been recognized as revenue over the period of continued involvement.

If we are entitled to reimbursement from our collaborators for specified research and development expenses and/or entitled to payments for specified research and development services that we provide, we determine whether the research and development funding would result in collaborative revenues or an offset to research and development expenses. Where the payment is for specific research and development services that are to be accounted for as collaborative revenue, such revenue is recognized when such services are provided. Where such payments are not to be considered to be collaborative revenue but are considered to be reimbursements for external expenses incurred, the reimbursements are offset against research and development costs.

In addition to the revenue that we have generated from our collaborations, we also generate revenue for services performed on feasibility studies for potential partners to evaluate if our TransCon technology enables certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that we perform.

Revenue is measured at fair value of the consideration received or receivable. Revenue is stated net of value added tax, duties, etc. collected on behalf of a third party and discounts.

Research and Development Costs

Our research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs, personnel costs, the cost of premises, the cost of obtaining and maintaining our intellectual property portfolio, and the depreciation of assets used in research and development activities. Personnel costs consist of salaries, benefits and share-based payments.

Government grants received to cover expenses incurred are recognized in research and development costs.

Research costs are recognized in the statement of profit or loss in the period to which they relate. Development costs are recognized in the statement of profit or loss when incurred if the criteria for capitalization have not been met.

A development project involves a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings prior to obtaining the necessary approval from the appropriate authorities. Due to the risk related to the development of pharmaceutical products, we cannot estimate the future economic benefits associated with individual development projects with sufficient certainty until the development project has been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the statement of profit or loss in the period to which they relate.

Notes to the Financial Statements	25

General and Administrative Expenses

General and administrative expenses comprise salaries, share-based payment, and other staff costs including pensions, office supplies, cost of premises, and depreciation and amortization related to administrative activities.

General and administrative expenses are recognized in the statement of profit or loss in the period to which they relate.

Our overhead expenses are allocated to general and administrative and research and development functions based on the proportion of general and administrative to research and development employees.

Share-based Incentive Programs

Share-based incentive programs under which board members, employees and external consultants have the option to purchase shares in Ascendis Pharma A/S (equity-settled share-based payment arrangements) are measured at the equity instrument’s fair value at the grant date.

The cost of equity-settled transactions is determined by the fair value at the date of grant using the Black-Scholes valuation model. The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled, the vesting period. The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight line basis over the vesting period for each tranche, based on our best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for grants that do not ultimately vest.

Where an equity-settled grant is cancelled, it is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately. This includes any grant where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new grant is substituted for the cancelled grant, and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transaction grants are treated equally.

Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as incurred.

The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 6.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses, the interest portion related to finance lease contracts and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future payments related to the financial asset or the financial liability in order for the present value of such asset or liability to match their carrying amount.

Dividend from equity investments is recognized when unconditional entitlement to such dividend arises. This is typically the date at which the general meeting adopts the distribution of dividends from the relevant enterprise.

Notes to the Financial Statements	26

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in profit or loss by the portion attributable to the profit or loss for the year and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the balance sheet, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

When computing the current tax for the year, the tax rates and tax rules enacted or substantially enacted at the balance sheet date are used. Current tax payable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the statements of profit or loss because it excludes items of income or expense that are taxable or deductible in prior or future years. It also further excludes items that are never taxable or deductible.

Deferred tax is recognized according to the balance sheet liability method of all temporary differences between carrying amounts and tax-based values of assets and liabilities, apart from deferred tax on all temporary differences occurring on initial recognition of goodwill or on initial recognition of a transaction which is not a business combination, and for which the temporary difference found at the time of initial recognition neither affects net profit or loss nor taxable income.

Deferred tax liabilities are recognized on all temporary differences related to investments in our subsidiaries, unless we are able to control when the deferred tax is realized, and it is probable that the deferred tax will not become due and payable as current tax in the foreseeable future.

Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the balance sheet date, are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income.

Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the balance sheet at their estimated realizable value, either as a set-off against deferred tax liabilities or as net tax assets for offset against future positive taxable income. At every balance sheet date, it is assessed whether sufficient taxable income is likely to arise in the future for the deferred tax asset to be used.

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is subject to impairment testing at least on a yearly basis. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or group of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash-generating unit or group of cash generating units to which goodwill is allocated represent the lowest level within the Company at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the consolidated level.

Notes to the Financial Statements	27

Other Intangible Assets

Intangible assets comprise acquired intellectual property rights in the form of patents and licenses, which are measured at cost less accumulated amortization and accumulated impairment losses. Cost comprises the acquisition price and costs directly attributable to the acquisition of the asset. The amortization period is determined based on the expected economic and technical useful life of the asset, and amortization is recognized on a straight-line basis over the expected useful life of 5-10 years depending on the planned use of the specific asset and the lifetime of the patents protecting the intellectual property rights. Subsequent costs to maintain the intangible assets are recognized as expenses in the period to which they relate.

Internal development projects on clearly defined and identifiable products and processes are recognized as intangible assets if it is probable that the product, or the process, will generate future economic benefits for the Group and the development costs of each asset can be measured reliably. Other development costs are recognized as costs in profit or loss as incurred.

On initial recognition, development costs are measured at cost. The cost of development projects comprises cost such as salaries and amortization that are directly attributable to the development projects and are needed to complete the projects, reckoned from the time at which the development project first meets the specific criteria for being recognized as an asset. See the section above on research and development costs.

If the intangible assets’ carrying amounts exceed their recoverable amount, they are written down to their recoverable value. See section below on impairment losses.

Property, Plant and Equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be put into operation. For assets held under finance leases, cost is the lower of the asset’s fair value and net present value of future lease payments.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to us and the costs of the items can be measured reliably. All repair and maintenance costs are charged to the statement of profit or loss during the financial periods in which they are incurred.

If the acquisition or use of the asset involves an obligation to incur costs of decommissioning or restoration of the asset, the estimated related costs are recognized as a provision and as part of the relevant asset’s cost, respectively.

The basis of depreciation is cost less estimated residual value. The residual value is the estimated amount that would be earned if selling the asset today net of selling costs, assuming that the asset is of an age and a condition that is expected after the end of its useful life. The cost of a combined asset is divided into smaller components, with such components depreciated individually if their useful lives vary.

Depreciation is calculated on a straight-line basis from the following assessment of an asset’s expected useful life:

Process plant and machinery	5 - 10 years
Other fixtures and fittings, tools and equipment	3 - 5 years
Leasehold improvements	3 - 5 years

Notes to the Financial Statements	28

Depreciation methods, useful lives and residual amounts are reassessed at least annually.

Property, plant and equipment are written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below.

Depreciation, impairment losses and gains and losses on disposal of property, plant and equipment are recognized in the statements of profit or loss as research and development costs or as general and administrative expenses, as appropriate.

Equity Interests in Group Enterprises

In the separate financial statements of the Parent Company, equity interests in Group enterprises are recognized and measured at cost. Equity interests in foreign currencies are translated to the reporting currency by use of historical exchange rates.

Equity interests are written down to the lower of recoverable amount and carrying amount, which is further described below in the section on impairment losses.

Impairment

Property, plant and equipment, finite-lived intangible assets and investments in Group enterprises are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of goodwill is estimated annually irrespective of any recorded indications of impairment.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units), which for goodwill represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. Prior impairments of non-financial assets, other than goodwill, are reviewed for possible reversal at each reporting date.

Receivables

Receivables comprise trade receivables and other receivables. Receivables are classified as loans and receivables constituting financial assets with fixed or determinable payments that are not listed on an active market and are not derivative financial instruments.

On initial recognition, receivables are measured at fair value and, subsequently, at amortized cost, usually equaling nominal value less a provision for bad debts. Provisions for bad debts are determined on the basis of an individual assessment of each receivable and recognized using an allowance account.

Prepayments

Prepayments comprise costs relating to a future financial period. Prepayments are measured at cost.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and demand deposits with financial institutions. Cash and cash equivalents are measured at fair value.

Notes to the Financial Statements	29

Shareholders’ Equity

The share capital comprises the nominal amount of the Parent Company’s ordinary shares, each at a nominal value of DKK 1, or approximately €0.13. All shares are fully paid.

Share premium reserve comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the Parent Company’s capital increases, reduced by any expenses directly attributable to the capital increases.

Foreign currency translation reserve includes exchange rate adjustments of equity investments in our Group enterprises.

Reserve for share-based payment represents the corresponding entries to the share-based payment recognized in the profit or loss, arising from our warrant programs.

Retained earnings or accumulated deficit represent a company’s accumulated profit or losses from operations.

Provisions

Provisions are recognized when we have an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation. Provisions are measured as the best estimate of the expense necessary to settle the obligation at the balance sheet date. Provisions that are estimated to mature after more than one year after the balance sheet date are measured at their present values.

Leases

Leases of property, plant and equipment, where we have substantially all of the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

Assets held under finance leases are recognized in the balance sheet at the inception of the lease term at the lower of the fair value of the asset or the net present value of the future minimum lease payments. A liability equaling the asset is recognized in the balance sheet, allocated between non-current and current liabilities. Each lease payment is separated between an interest element, recognized as a financial expense, and a reduction of the lease liability.

Assets held under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Lease payments on operating leases are recognized on a straight-line basis in profit or loss over the term of the lease.

Total commitment under operating leases is disclosed in the notes to the financial statements.

Other Financial Liabilities

Other financial liabilities comprise trade payables, payables to public authorities and accrued expenses.

On initial recognition, other financial liabilities are measured at fair value less any transaction costs. Subsequently, these liabilities are measured at amortized cost applying the effective interest method to the effect that the difference between proceeds and nominal amount is recognized in the statement of profit or loss as a financial expense over the term of the liability.

Notes to the Financial Statements	30

Deferred Income

Deferred income comprises income received for recognition in subsequent financial years. Deferred income typically arises from up-front payments under our collaboration agreements related to license grants or up-front funding of development activities. If we are participating in continued development of product candidates, up-front payments are recognized as deferred income and recognized as revenue over the anticipated period in which we are involved in the development activities. Deferred income is measured at the fair value of the income received.

Cash Flow Statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and the end of the financial year.

Cash flows from operating activities are presented using the indirect method and calculated as the profit or loss adjusted for non-cash items, working capital changes as well as financial income, financial expenses and income taxes paid.

Cash flows from investing activities comprise payments in connection with acquisitions, development, improvement and sale, etc. of intangible assets, property, plant and equipment, and group enterprises.

Cash flows from financing activities comprise changes in the share capital of the Parent Company and related costs as well as the raising and repayment of loans and installments on interest-bearing debt. Cash flows from financing activities also include lease payments made on assets held under finance leases.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities.

Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

Cash and cash equivalents comprise cash at hand and deposits with financial institutions.

Segment Reporting

We are managed and operated as one operating and reportable segment. No separate operating segments or reportable segments have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose segment information on business segments or geographical markets.

Basic EPS

Basic Earnings per Share (EPS) is calculated as the net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding.

Diluted EPS

Diluted earnings per share is calculated as the net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the dilutive effect of share equivalents. If the statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.

Notes to the Financial Statements	31

New International Financial Reporting Standards Not Yet Effective

The IASB has issued, and the European Union has adopted, a number of new or amended standards, which have not yet become effective. Therefore, these new standards have not been incorporated in these financial statements. Our financial reporting is expected to be affected by such new or improved standards to the extent described below.

•	In July 2014, IASB issued the final version of IFRS 9, “Financial Instruments”. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement” and is effective for annual periods beginning on or after January 1, 2018. The standard was endorsed by the EU in 2016. The standard introduces a new impairment model for financial assets measured at amortized cost based on expected losses. It applies to the Company’s bank deposits and trade receivables. Based on a review of the standard, we do not believe that the application of IFRS 9 will have a material impact on amounts reported in respect of the Company’s financial assets and liabilities.

•	In May 2014, IASB issued IFRS 15 “Revenue from Contracts with Customers”. The standard is part of the convergence project with FASB to replace IAS 18 “Revenue”. The new standard will establish a single, comprehensive framework for revenue recognition, based on a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. The standard was endorsed by the EU in 2016 and is effective for annual periods beginning on or after January 1, 2018. Our licensing agreements are within the scope of IFRS 15. We have evaluated these contracts against the specific licensing guidance in IFRS 15 and have concluded that the application of IFRS 15, using the retrospective method with the cumulative effect of initially applying this standard recognized at the date of initial application, will not have any impact on amounts reported in respect of the Company’s revenues arising from these contracts. We currently do not have any other sources of revenue within the scope of IFRS 15.

•	In January 2016, the IASB issued IFRS 16 “Leases”, which requires lessees to recognize assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 “Leases”. The new standard will be effective for annual periods beginning on or after January 1, 2019. The standard was endorsed by the EU in 2017. Based on a review of the standard, we believe that the application of IFRS 16 will impact the Company’s balance sheet through recognition of assets and liabilities that are not recognized under the current standard, as the leases are currently classified as operating lease arrangements, with lease commitments disclosed in a note to the financial statements.

Note 3 – Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Notes to the Financial Statements	32

Critical Judgments in Applying Accounting Policies

The following are the critical judgments, apart from those involving estimates, see below, made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated and separate financial statements.

Revenue Recognition

IAS 18, “Revenues” prescribes the criteria to be fulfilled for revenue being recognizable. Evaluating the criteria for revenue recognition with respect to our research and development and commercialization agreements requires judgment to ensure that all criteria have been fulfilled prior to recognizing any amount of revenue. We generate revenue from collaboration agreements which typically involve multiple elements, including licenses to our technology, transfer of patents, participation in joint development projects with our collaboration partners, and other services in various areas related to the development of new products. As part of evaluating the criteria for revenue recognition, we consider the separability of the individual deliverables in the collaboration agreements and potential allocation of the total consideration received to the individual elements of the agreement. Further, if any up-front elements are considered inseparable from a following development period, the appropriate allocation of an up-front payment over time needs to be determined.

We evaluate all of our revenue generating transactions to ensure recognition in accordance with IFRS.

We have not signed any new collaboration agreements with external partners in 2017 or 2016.

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. We have granted warrants to employees, consultants and board members under three different programs as described in Note 6, which are accounted for under IFRS 2.

We use the Black-Scholes option-pricing model to value the warrants granted and critical judgments need to be exercised in determining the appropriate input to the valuation model as well as to determine the appropriate way of recognizing the expenses under IFRS 2.

Warrants granted under our warrant programs vest on a monthly basis over periods of up to 48 months. Due to the graded vesting, the related expenses are recognized on an accelerated basis; i.e. each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, each warrant grant is treated in up to 48 tranches, which are each recognized over the expected useful life of that particular tranche. In total €9.7 million was recognized as share-based payment in the consolidated financial statements for 2017 compared to €7.3 million for 2016.

See Note 6 for additional details on our warrant programs and recognition of expenses under IFRS 2.

Internally Generated Intangible Assets

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the balance sheet if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that we have the intent to produce and market the product or use it internally.

Such an intangible asset shall be recognized if it can be documented that the future income from the development project will exceed the aggregate cost of development, production, sale and administration of the product.

Notes to the Financial Statements	33

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, we do not recognize internally generated intangible assets at this time.

Joint Arrangements / Collaboration Agreements

Collaboration agreements within our industry are often structured so that each party contributes its respective skills in the various phases of a development project. No joint control exists for such collaborations and the parties do not have any financial obligations on behalf of each other. Accordingly, our collaborations are not considered to be joint arrangements as defined in IFRS 11, “Joint Arrangements”.

Key Sources of Estimation Uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount, being the higher of fair value less costs of disposal or value in use, of the cash-generating units to which goodwill has been allocated. The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of our group enterprises as of the balance sheet date. No impairment loss has been recognized in 2017 or 2016. The carrying amount of goodwill at December 31, 2017 and 2016 was €3.5 million. See note 9 for further details.

Recognition of Accruals for Manufacturing and Clinical Trial Activities

Payment terms for contractual work related to development, manufacturing and clinical trial activities do not necessarily reflect the stage of completion of the individual projects and activities. Determination of the stage of completion for ongoing activities includes estimation uncertainties as future efforts to complete the specific activity may be difficult to predict. We have reviewed all significant ongoing activities at the balance sheet date to determine the stage of completion compared to the invoices received and recognized accruals for any additional costs.

Useful Lives of Property, Plant and Equipment and Finite-Lived Intangible Assets

We review the estimated useful lives of property, plant and equipment and finite-lived intangible assets at the end of each reporting period. We have concluded that the useful lives applied for 2017 and 2016 are appropriate.

Receivables from Group Enterprises

In the financial statements of the Parent Company, receivables from three Group enterprises totals €207.3 million as per December 31, 2017 compared to a receivable of €108.5 million as per December 31, 2016. The specific Group enterprises are development companies and have not yet generated revenues and there may be a risk that they will not generate sufficient funds to repay such balances. If the actual cash flows in the particular Group enterprises are not sufficient, a material provision for bad debt may be required, with a negative impact on the Parent Company’s results.

Notes to the Financial Statements	34

We monitor the progress of the development projects in each development company. At present the progress of the development projects is in accordance with the development plans. We have further compared the net book value of the receivables with the value of the individual projects on the basis of a risk-weighted future sales potential for the product candidates. We believe that the Group enterprises will be able to generate future cash flows to repay the outstanding balances and, accordingly, no provision for bad debt has been recognized as per December 31, 2017.

Except for the above areas, assumptions and estimates are not considered to be critical to the consolidated or separate financial statements. No estimates or judgments have been made involving a material risk of significant adjustments of the assets or liabilities at the balance sheet date.

Note 4 – Revenue

	Consolidated		Parent
	2017	2016	2017	2016
	(EUR’000)
Revenue from the rendering of services	1,530	1,628	—	—
Revenue from the rendering of services, group enterprises	—	—	19,431	15,164
License income	—	2,978	—	—
License income, group enterprises	—	—	1,665	270

Total revenue	1,530	4,606	21,096	15,434

Revenue from external customers (geographical)
USA	1,530	4,606	—	—
Denmark	—	—	21,096	15,434

Total revenue	1,530	4,606	21,096	15,434

Note 5 – Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4 and the information regarding major customers included below.

In the consolidated financial statements for 2017, one single customer account for more than 10% of total revenue. The revenue from this customer amounts to €1.5 million (100%).

In the consolidated financial statements for 2016, one single customer account for more than 10% of total revenue. The revenue from this customer amounts to €4.6 million (100%).

Notes to the Financial Statements	35

Note 6 – Staff Cost

	Consolidated		Parent
	2017	2016	2017	2016
	(EUR’000)
Wages and salaries	19,918	15,288	10,336	7,742
Share-based payment	9,709	7,321	6,673	5,175
Pension costs	324	49	223	—
Social security costs	1,156	913	36	30

Total salary expenses	31,107	23,571	17,268	12,947

Staff costs are recognized in the statement of profit or loss as follows:

	Consolidated		Parent
	2017	2016	2017	2016
		(EUR’000)
Research and development costs	21,845	15,829	10,480	7,651
General and administrative expenses	9,262	7,742	6,788	5,296

Total staff costs	31,107	23,571	17,268	12,947

Compensation to Key Management Personnel:

	Consolidated		Parent
	2017	2016	2017	2016
		(EUR’000)
Wages and salaries	1,731	1,449	1,731	1,449
Share-based payment	3,576	2,548	3,576	2,548
Social security costs	70	72	70	72

Total staff costs	5,377	4,069	5,377	4,069

Average number of employees	121	92	51	36

Out of the total compensation to key management personnel, €1,467 thousand (2016: €1,187 thousand) related to the Board of Directors and €3,910 thousand (2016: €2,882 thousand) related to the executive management. Out of the share-based payment to key management personnel, under the warrant programs described below, €1,202 thousand (2016: €938 thousand) related to the Board of Directors and €2,374 thousand (2016: €1,610 thousand) related to the executive management.

Notes to the Financial Statements	36

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our Board of Directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of December 31, 2017, 6,440,812 warrants had been granted, of which 19,580 warrants have been cancelled, 1,600,845 warrants have been exercised, 2,168 warrants have expired without being exercised, and 197,065 warrants have been forfeited. As of December 31, 2017, our Board of Directors was authorized to grant up to 1,578,592 additional warrants to our employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our Board of Directors. The exercise prices of outstanding warrants under our warrant programs range from €6.48 to €31.60 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Vesting Conditions

Warrants issued during the period from 2008 to 2012 generally vested over 36 months with 1/36 of the warrants vesting per month from the date of grant. However, some of these warrants were subject to shorter vesting periods, to a minimum of 24 months. All such warrants have been exercised or have expired as of December 31, 2017.

Effective from and after December 2012, warrants granted generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant.

Effective from and after December 2016, certain warrants issued to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.

Warrants generally cease to vest from the date of termination in the event that (i) the warrantholder terminates the employment contract and the termination is not a result of breach of the employment terms by us, or (ii) in the event that we terminate the employment contract and the warrantholder has given us good reason to do so. The warrantholder will, however, be entitled to exercise vested warrants in the first exercise period after termination.

Warrants issued to consultants, advisors and board members only vest so long as the consultant, advisor or board member continues to provide services to us.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year. For 817,360 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification—or if such notification is not published—the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 476,657 outstanding warrants granted in connection with our Preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification—or if such notification is not published—the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month

Notes to the Financial Statements	37

report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 3,327,137 warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted in December 2015 and later expire ten years after the grant date.

In the event of liquidation, a merger, a demerger or a sale or share exchange of more than 50% of our share capital, the warrantholders may be granted an extraordinary exercise period immediately prior to the transaction in which warrants may be exercised.

Warrants not exercised by the warrantholder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrantholder.

If the warrantholder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrantholder’s continued service to us at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with us should cease without this being attributable to the warrantholder’s actions or omissions, the warrantholder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

Adjustments

Warrantholders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment include, among other things, increases or decreases to our share capital at a price below or above market value, respectively, the issuance of bonus shares, changes in the nominal value of each share, and payment of dividends in excess of 10% of the Company’s equity.

On January 13, 2015, in preparation for the Company’s IPO, the shareholders decided at an extraordinary general meeting to issue bonus shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares. The decision had a corresponding impact on the number of warrants issued and the exercise prices for outstanding warrants. Accordingly, the number of warrants was adjusted upwards in the ratio of 3:1 with a corresponding downward adjustment of the exercise prices in the ratio of 3:1.

Notes to the Financial Statements	38

Warrant Activity

The following table specifies the warrant activity during the year:

		Weighted
		Average
	Total	Exercise
	Warrants	Price EUR
Outstanding at December 31, 2015	2,615,903	10.69

Granted during the year	1,202,500	17.69
Exercised during the year	(115,212)	7.63
Forfeited during the year	(11,426)	13.88
Expired during the year	—	—

Outstanding at December 31, 2016	3,691,765	13.05

Granted during the year	1,196,000	30.15
Exercised during the year	(193,171)	8.49
Forfeited during the year	(73,440)	16.42
Expired during the year	—	—

Outstanding at December 31, 2017	4,621,154	17.62

Vested at the balance sheet date	2,034,791	11.48

As of December 31, 2017, a total of 4,621,154 warrants were outstanding with a weighted average exercise price of €17.62. 2,034,791 of these warrants had vested as of December 31, 2017 with a weighted average exercise price of €11.48. For comparison, as of December 31, 2016, a total of 3,691,765 warrants were outstanding with a weighted average exercise price of €13.05. 1,439,066 of these warrants had vested as of December 31, 2016 with a weighted average exercise price of €9.36.

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to or above the estimated market price of our shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) a volatility for comparable companies for a historic period equaling the expected lifetime of the warrants. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. The expected volatility has been calculated using a simple average of daily historical data of comparable publicly traded companies, as we do not have sufficient data for the volatility of our own share price.

Notes to the Financial Statements	39

The following table summarizes the input to the Black-Scholes Option Pricing model for warrant grants in 2017 and 2016:

	2017	2016
Expected volatility	54 - 60%	57 - 60%
Risk-free interest rate	(0.34) - 0.25%	(0.32) - 0.30%
Expected life of warrants (years)	5.05 - 7.10	5.05 - 7.13
Weighted average exercise price	€30.15	€17.69
Fair value of warrants granted in the year	€9.65 - 17.29	€5.78 - 11.07

Warrant compensation cost is recognized in the statement of profit or loss over the vesting period of the warrants granted.

	Consolidated		Parent
	2017	2016	2017	2016
	(EUR’000)
Research and development costs	4,775	3,722	2,435	1,995
General and administrative expenses	4.934	3,599	4,238	3,180

Total warrant compensation costs	9,709	7,321	6,673	5,175

Value of Outstanding Warrants

For the year ended December 31, 2017, the aggregate fair value of outstanding warrants has been calculated at €111.9 million (2016: €49.4 million) using the Black-Scholes Option Pricing model. The following table specifies the weighted average exercise price and the weighted average life of outstanding warrants:

			Weighted	Weighted
			Average	Average
	Year of	Number of	Exercise	Life
	Grant	Warrants	Price EUR	(months)
Granted in December	2012	609,383	8.00	91-92
Granted in March, June, September and December	2013	91,681	8.00	91-92
Granted in January, March, June and November	2014	592,953	6.78	92-93
Granted in December	2015	963,658	15.68	119-120
Granted in March, May, June, July, August, November and December	2016	1,167,479	17.67	120
Granted in January, February, March, April, May, June, July, August, September, October, November, December	2017	1,196,000	30.15	120

Outstanding at December 31, 2017		4,621,154	17.62	112

Vested at the balance sheet date		2,034,791	11.48

Notes to the Financial Statements	40

For comparison, at December 31, 2016, a total of 3,691,765 warrants were outstanding with a weighted average exercise price of €13.05 and weighted average life of 109 months:

			Weighted	Weighted
			Average	Average
	Year of	Number of	Exercise	Life
	Grant	Warrants	Price EUR	(months)
Granted in December	2012	645,655	8.00	91-92
Granted in March, June, September and December	2013	128,848	8.00	91-92
Granted in January, March, June and November	2014	700,614	6.89	92-93
Granted in December	2015	1,016,596	15.68	119-120
Granted in March, May, June, July, August, November and December	2016	1,200,052	17.70	120

Outstanding at December 31, 2016		3,691,765	13.05	109

Vested at the balance sheet date		1,439,066	9.36

Note 7 – Finance Income and Finance Expenses

	Consolidated		Parent
	2017	2016	2017	2016
	(EUR’000)
Interest income	923	123	919	123
Interest income from group enterprises	—	—	3,660	1,851

Total interest income	923	123	4,579	1,974
Exchange rate gains	—	7,177	—	6,744

Total finance income	923	7,300	4,579	8,718

Interest expenses to group enterprises	—	—	(215)	(228)
Other interest expenses	(97)	(5)	(89)	(4)

Total interest expenses	(97)	(5)	(304)	(232)
Exchange rate losses	(13,659)	(3,107)	(12,856)	(2,905)

Total finance expenses	(13,756)	(3,112)	(13,160)	(3,137)

Notes to the Financial Statements	41

Note 8 – Tax on Profit/Loss for the Year and Deferred Tax

	Consolidated		Parent
	2017	2016	2017	2016
	(EUR’000)
Tax on profit/(loss) for the year:
Current tax	(477)	(227)	(739)	(752)

	(477)	(227)	(739)	(752)

Tax for the year can be explained as follows:
Profit/(loss) before tax	(124.374)	(68,732)	(31.871)	(15,042)
Tax at the Danish corporation tax rate of 22.0%	(27,362)	(15,121)	(7,012)	(3,309)

Tax effect of:
Non-deductible costs	1,553	1,153	1,553	1,153
Additional tax deductions	(356)	(65)	(356)	(65)
Tax credit	1,028	740	739	740
Other effects	(598)	(266)	(645)	(798)
Change in unrecognized deferred tax asset	25,258	13,332	4,982	1,527

Tax on profit/(loss) for the year	(477)	(227)	(739)	(752)

Unrecognized deferred tax asset:
Tax deductible losses	(52,084)	(27,188)	(7,945)	(3,011)
Deferred income	(86)	(144)	(86)	(122)
Other temporary differences	(545)	(124)	(187)	(103)

Unrecognized deferred tax asset	(52,715)	(27,456)	(8,218)	(3,236)

The deferred tax assets have not been recognized in the statement of financial position due to uncertainty relating to the future utilization. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2017, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million, compared to approximately €0.7 million for the year ended December 31, 2016.

Notes to the Financial Statements	42

Note 9 – Intangible Assets

	Consolidated	Parent
		Acquired
		Intellectual
		Property
	Goodwill	Rights
	(EUR’000)
Cost:
At January 1, 2016	3,495	1,326
Additions	—	—
Disposals	—	—

At December 31, 2016	3,495	1,326
Additions	—	—
Disposals	—	—

At December 31, 2017	3,495	1,326

Accumulated amortization:
At January 1, 2016	—	(950)
Amortization charge	—	(188)

December 31, 2016	—	(1,138)
Amortization charge	—	(188)

At December 31, 2017	—	(1,326)

Carrying amount:
At December 31, 2017	3,495	—

At December 31, 2016	3,495	188

	Consolidated		Parent
	2017	2016	2017	2016
	(EUR’000)
Amortization charges are recognized as:
Research and development costs	—	—	(188)	(188)

Total amortization charges	—	—	(188)	(188)

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Business combinations recognized before January 1, 2012, the Group’s date of transition to IFRS, have not been adjusted to IFRS 3, “Business Combinations”. Ascendis Pharma GmbH was initially a separate technology platform company, but is now an integral part of our research and development activities, including significant participation in the development services provided to our external collaboration partners. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the

Notes to the Financial Statements	43

recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as we are considered to represent one cash-generating unit. The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of our group enterprises as of the balance sheet date. The computation of our enterprise value significantly exceeded the carrying amount of our equity, leaving sufficient value to cover the carrying amount of goodwill. With reference to materiality, we have concluded that no further assumptions need to be applied in determining whether goodwill is impaired.

Goodwill is tested for impairment on a yearly basis at December 31, or more frequently, if indications of impairment are identified. There have been no impairments recognized in any of the periods presented.

Notes to the Financial Statements	44

Note 10 – Property, Plant and Equipment

	Consolidated			Parent
			Leasehold
	Plant and	Other	Improve-	Plant and	Other
	Machinery	Equipment	ments	Machinery	Equipment
	(EUR’000)
Cost:
At January 1, 2016	3,693	1,227	574	73	314
Additions	274	352	46	—	124
Disposals	—	(85)	—	—	(67)

December 31, 2016	3,967	1,494	620	73	371
Additions	540	371	30	—	124
Disposals	—	(224)	—	—	—

At December 31, 2017	4,507	1,641	650	73	495

Accumulated depreciation:
At January 1, 2016	(2,284)	(646)	(209)	(73)	(56)
Depreciation charge	(392)	(225)	(60)	—	(77)
Disposals	—	85	—	—	67

December 31, 2016	(2,676)	(786)	(269)	(73)	(66)
Depreciation charge	(378)	(292)	(64)	—	(92)
Disposals	—	224	—	—	—

At December 31, 2017	(3,054)	(854)	(333)	(73)	(158)

Carrying amount:
At December 31, 2017	1,453	787	317	—	337

At December 31, 2016	1,291	708	351	—	305

	Consolidated		Parent
	2017	2016	2017	2016
	(EUR’000)
Depreciation charges are recognized as:
Research and development costs	(701)	(645)	(74)	(57)
General and administrative expenses	(33)	(32)	(18)	(20)

Total depreciation charges	(734)	(677)	(92)	(77)

Notes to the Financial Statements	45

Note 11 – Investments in Group Enterprises

Investments in Group enterprises comprise:

Company	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma, `Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%

	Parent
	2017	2016
	(EUR’000)
Cost at January 1	12,160	9,950
Share-based compensation for Group enterprises	2,972	2,210

Cost at December 31	15,132	12,160

Note 12 – Share Capital

The share capital of Ascendis Pharma A/S consists of 36,984,292 shares at a nominal value of DKK 1, all in the same class.

The number of shares of Ascendis Pharma A/S are as follows:

	2017	2016	2015	2014	2013
Changes in share capital
Beginning of year	32,421,121	25,128,242	16,935,780	10,801,948	10,801,948
Increase through cash contribution	4,563,171	7,292,879	8,192,462	6,133,832	—

End of year	36,984,292	32,421,121	25,128,242	16,935,780	10,801,948

Note 13 – Distributable Equity

Share Premium Reserve

Share premium comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the Parent Company’s capital increases, reduced by any expenses directly attributable to the capital increases. Under Danish legislation, share premium is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders. Also under Danish legislation, the share premium reserve can be used to offset accumulated deficits.

Foreign Currency Translation Reserve

Exchange differences relating to the translation of the results and net assets of our foreign operations from their functional currencies to our presentation currency are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Notes to the Financial Statements	46

Share-Based Payment Reserve

Warrants granted under our employee warrant program carry no rights to dividends and no voting rights. The share-based payment reserve represents the fair value of warrants recognized from grant date. Further details of the employee warrant program are provided in Note 6. Share-based payment reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Retained Earnings or Accumulated Deficits

Retained earnings or accumulated deficits represent the accumulated profit or losses from the Company’s operations. A positive balance of retained earnings is available to be distributed as dividends to a company’s shareholders.

Note 14 – Deferred Income

We enter into collaboration agreements which are considered to include multiple elements for revenue recognition purposes. Typically, the collaboration agreements include patent transfers, licenses to our technology platform, development activities and other services related to the development of new products. The elements included in the collaboration agreements typically are inseparable and the payments received from the collaboration partners do not necessarily match the individual deliverables with respect to timing and amount. Accounting for such revenue generating transactions under IAS 18 requires that any consideration received before satisfaction of all criteria for revenue recognition be recognized as deferred income in the balance sheet and recognized as revenue in the statement of profit or loss as the criteria for revenue recognition are satisfied.

Note 15 – Commitments and Contingencies

Operating Leases

We operate from leased premises in Denmark, Germany and the US. In addition, we have entered into operating leases for equipment. The total lease commitment under operating leases was:

	Consolidated		Parent
	2017	2016	2017	2016
	(EUR’000)
Within 1 year	2,951	1,608	1,226	482
Within 1 to 5 years	12,485	4,309	7,082	1,910
After 5 years	3,957	428	3,957	428

Total commitments held under operating leases	19,393	6,345	12,265	2,820

Total consolidated expenses under operating leases were €1,597 thousand and €1,463 thousand for the financial years ended December 31, 2017 and 2016, respectively. For the Parent Company, total expenses under operating leases were €563 thousand and €502 thousand for the financial years ended December 31, 2017 and 2016, respectively.

Notes to the Financial Statements	47

Letter of Support

The Parent Company has provided letters of support to its three wholly-owned subsidiaries Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S and Ascendis Pharma Growth Disorders A/S. Each of the three subsidiaries have accumulated losses in excess of their paid-in capital and, to support the companies, the Parent Company has confirmed the technical and financial support that it has committed and further will commit for the period until May 31, 2019. Ascendis Pharma Endocrinology Division A/S reported a negative equity of €148.6 million as per December 31, 2017, Ascendis Pharma Bone Diseases A/S reported a negative equity of €25.2 million as per December 31, 2017, and Ascendis Pharma Growth Disorders A/S, reported a negative equity of €23.0 million as per December 31, 2017, compared to €88.3 million, €8.6 million, and €9.3 million, respectively, for the year ended December 31, 2016. Ascendis Pharma A/S undertakes to make all reasonable technical efforts to support the companies to conduct all pre-clinical, manufacturing, clinical and regulatory activities with their product candidates for the period. Ascendis Pharma A/S undertakes to provide the companies with the necessary funds to ensure that the companies can conduct their activities for the period in compliance with Danish company regulation and to ensure that the companies can meet their financial obligations as they fall due during the period.

Note 16 – Financial Risk Management and Financial Instruments

Capital Management

We manage our capital to ensure that all group entities will be able to continue as going concerns while maximizing the return to shareholders through the optimization of our debt and equity balance. Our overall strategy in this regard has remained unchanged since 2012.

Our capital structure consists only of equity comprising issued capital, reserves and retained earnings. We do not hold any debt.

We are not subject to any externally imposed capital requirements. We review our capital structure on an ongoing basis. As the Group does not have external debt, such review currently comprises a review of the adequacy of our capital compared to the resources required for carrying out our activities.

Financial Risk Management Objectives

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as currency risk and interest rate risk, credit risk and liquidity risk.

We seek to minimize the effects of these risks by managing transactions and holding positions in the various currencies used in our operations. We do not enter into or trade financial instruments for speculative purposes.

Market Risk

Our activities primarily expose our Group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk Management

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in US Dollars under our collaborations. Further, the proceeds from our series D financing in November 2014, our IPO in February 2015 and our follow-on offerings in October 2016 and September 2017 were in US Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

Notes to the Financial Statements	48

The net carrying amounts of our monetary assets and liabilities split on currencies at the end of the reporting period are as follows (EUR equivalents):

	Consolidated		Parent
	2017	2016	2017	2016
	(EUR’000)
Danish Kroner (DKK)	2,789	404	(8,726)	(4,659)
US Dollars (USD)	183,362	118,741	175,391	112,962
Euro (EUR)	(3,767)	52,591	196,733	151,317
British Pounds (GBP)	1,163	839	(624)	801
Other	(2,387)	(1,713)	(2,204)	(180)

	181,160	170,862	360,570	260,241

Foreign Currency Sensitivity Analysis

We are primarily exposed to US Dollars, or USD, British Pound, or GBP, and Danish Kroner, or DKK. There is an official target zone of 4.5% between DKK and EUR, which limits the likelihood of significant fluctuations between those two currencies in a short timeframe.

The following table details our sensitivity to a 10% increase and decrease in the EUR against the USD and the GBP, respectively. 10% represents our assessment of the reasonably possible change in foreign currency rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period-end for a 10% change in foreign currency rate. The sensitivity analysis includes external payables and receivables as well as balances held in foreign currencies. A positive number indicates an increase in profit before tax or equity where the USD strengthens 10% against the EUR. For a 10% weakening of USD against EUR, there would be a comparable negative impact on the profit before tax or equity.

	Consolidated		Parent
	2017	2016	2017	2016
	(EUR’000)
Profit or loss before tax	18,336	11,874	17,539	11,296
Equity	18,336	11,874	17,539	11,296

With respect to GBP, the following table shows the effect of a 10% change in exchange rates against the EUR. A positive number indicates an increase in profit before tax or equity where the GBP strengthens 10% against the EUR. For a 10% weakening of GBP against EUR, there would be a comparable negative impact on the profit before tax or equity.

	Consolidated		Parent
	2017	2016	2017	2016
	(EUR’000)
Profit or loss before tax	116	84	(62)	80
Equity	116	84	(62)	80

Notes to the Financial Statements	49

We believe the sensitivity analysis is representative for the inherent foreign exchange risk associated with our operations.

Interest Rate Risk Management

As we have no interest-bearing debt to third parties, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss. We consider all of our material counterparties to be creditworthy. Our exposure to credit risk is continuously monitored, in particular, if agreed payments are delayed.

While the concentration of credit risk is significant, we consider the credit risk for each of our individual customers to be low. Accordingly, we have made no provision for doubtful accounts.

The credit risk on cash and cash equivalents is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. To spread our credit risk, we deposit our cash reserves with several banks.

Liquidity Risk Management

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Note 17 – Related Party Transactions

Our major shareholders, the Board of Directors and the members of our senior management are considered to be related parties as they can exercise a significant influence on our operations. Related parties also include undertakings in which such individuals have significant interests. Additionally, all our group enterprises are considered related parties.

We have entered into employment agreements with, and issued warrants to, the members of our senior management and our independent Board of Directors. In additions, we are paying fees for board tenure and board committee tenure to the independent members of our Board of Directors.

Notes to the Financial Statements	50

Apart from equity transactions and remuneration to the Company’s Board of Directors and senior management as specified in Note 6, the following transactions took place between the Group and its related parties during the financial year:

	Parent
	2017	2016
	(EUR’000)
Group enterprises:
Sale of services	20,022	15,734
License income	1,665	600
Milestone expense	(100)	(500)
License expense	(100)	(100)
Purchase of services	(17,412)	(14,686)
Interest income	3,660	1,851
Interest expense	(215)	(228)

Total Group enterprises	7,520	(2,671)

Outstanding balances with our Group enterprises, as disclosed in the statement of financial position and the cash flow statement include the above transactions and funding of research and development activities. The outstanding balances carry interest. No repayment schedules have been negotiated.

We have entered into indemnification agreements with our board members and members of our senior management.

Except for the information disclosed above, we have not undertaken any significant transactions with members of the Board of Directors, our senior management or the major shareholders, or undertakings in which the identified related parties have significant interests.

Note 18 – Ownership

The following persons, or groups of affiliated persons are known by us to beneficially own more than 5% of our outstanding ordinary shares:

•	Entities affiliated with RA Capital Management, LLC, USA

•	OrbiMed Private Investments V, L.P., USA

•	Entities affiliated with FMR LLC, USA

•	Baker Bros. Advisors LP, USA

•	Sofinnova Venture Partners IX, L.P., USA

•	Entities affiliated with Vivo Capital, USA

•	Entities affiliated with EcoR1 Capital, LLC, USA

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Notes to the Financial Statements	51

Note 19 – Subsequent Events

On February 21, 2018, the Company entered into an underwriting agreement with J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell 3,947,368 ADSs to the Underwriters (the “February 2018 Offering”). The ADSs were sold at a public offering price of $57.00 per ADS, and were purchased by the Underwriters from the Company at a price of $53.58 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters the right, for 30 days, to purchase from the Company up to 592,105 additional ADSs at the public offering price, less the underwriting commissions. On February 22, 2018, the Underwriters exercised their option to purchase the additional 592,105 ADSs in full.

On February 26, 2018, the February 2018 Offering closed and the Company completed the sale and issuance of an aggregate of 4,539,473 ADSs. The Company received net proceeds from the February 2018 Offering of approximately $242.5 million, or €196.8 million at the date of closing, after deducting the Underwriters’ commissions and the Company’s estimated offering expenses.

No other events have occurred after the balance sheet date that would influence the evaluation of these consolidated or separate financial statements.